Tora Trading Services, LLC

(SEC ID. No. 8-66925)

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-66925

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Tora Trading Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

28 Liberty Street - 58th Floor

(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alexander Baltovski	(646) 957-2715	alexander.baltovski@lseg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP

(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West - Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

October 16, 2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
 accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Michael Maloney _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Tora Trading Services, LLC _____, as of 12/31 _____, 24 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ERIC STEVEN SCHWARTZMAN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02SC0029849
Qualified in Queens County
My Commission Expires 10/16/2028

Notary Public 3/25/2025

Signature: _____

Title: Managing Principal 3/25/2025

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us



Report of Independent Registered Public Accounting Firm

Board of Directors and Member of
Tora Trading Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tora Trading Services, LLC (the Company) as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP

Woodbury, New York
March 25, 2025

TORA TRADING SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

Assets

Cash and cash equivalents	$	13,698,881
Accounts receivable, net		1,538,505
Due from affiliate		48,336
Accrued revenue		311,130
Prepaid expenses and other assets		1,684
Total assets	$	15,598,536

Liabilities and Member's Equity

Liabilities

Accrued expenses	$	669,390
Due to affiliates		2,020,708
Total liabilities	$	2,690,098
Member's equity		12,908,438
Total liabilities and member's equity	$	15,598,536

The accompanying notes are an integral part of this financial statement.

TORA TRADING SERVICES, LLC

NOTES TO FINANCIAL STATEMENT
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2024

1. **Organization**

   Tora Trading Services, LLC (the "Company") is organized as a Delaware limited liability company and maintains offices in the United States. The Company is a provider of multi-asset execution and trade order management systems and outsourced trading services for both buy-side and sell-side institutional investors. The Company is a securities broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). The Company operates as an introducing broker dealer and does not hold funds or securities for customers, and does not owe any money or securities to customers.

   The Company is wholly owned by Tora Trading Services Limited, a Cayman Islands company (the "Member"). The Member is a wholly owned subsidiary of Refinitiv US LLC, a Delaware limited liability company (the "Parent"), which is an indirect subsidiary of London Stock Exchange Group PLC ("the "Ultimate Parent" or "LSEG"). The company is headquartered in New York and maintains office in California.

   Single Reportable Segment

   The Company is engaged in a single line of business as a securities broker-dealer, operating as a provider of multi-asset execution and trade order management, and outsourced trading services, through its electronic platform. The Company has identified its Managing Principal as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation — The accompanying financial statement of the Company has been presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's results of operations and financial position could differ significantly from the financial position and results that would have been achieved if the Company was not owned by the Member, the Parent, and the Ultimate Parent.

   Use of Estimates — The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   Software Commissions — The Company derives revenue from software licensing, which includes fees generated when end users execute transactions utilizing its software through customers (broker dealers). Software license fees are billed and paid monthly, quarterly, or annually.

Execution Commissions — The Company also derives revenue from commissions which are earned when the Company executes trades as a broker for end users.

Software commissions and execution commissions are recognized at a point in time, on a trade date basis, which is when the Company's performance obligations have been substantially completed and the transaction price is determinable.

It is the Company's judgment that the geographical location and contracts of the end users do not affect the nature, timing, or certainty of revenue or cash flow, and therefore do not warrant disaggregation.

Cash and Cash Equivalents — The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less at acquisition, other than those held for sale in the ordinary course of business, to be cash equivalents. The Company holds cash in financial institutions in excess of FDIC insured limits. The Company periodically reviews the financial condition of the institutions and assesses the credit risk. At December 31, 2024, the Company did not hold cash equivalents.

Accounts Receivable – trade — The Company records receivables when it invoices customers for software commissions and execution commissions. Accounts receivable are carried at estimated collectible amounts and amounted to $1,125,871 at January 1, 2024 and $1,538,505 at December 31, 2024. Credit is generally extended on a short-term basis; thus, accounts receivable do not bear interest. Accounts receivable are periodically evaluated for collectability based on credit history and current financial condition. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risks, estimated value of collateral, if any, and current economic conditions. Accounts receivable are written off when deemed uncollectible. The allowance for doubtful accounts totaled $9,000 as of December 31, 2024.

Concentration of Credit Risk — Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents in banks that management believes are creditworthy, however deposits may exceed the amount of the Federal deposit insurance provided. At December 31, 2024, the amount held in excess of insured limits was approximately $13,208,000.

At December 31, 2024, four customers accounted for 80% of accounts receivable, trade.

Customer Concentration — Revenue and accounts receivable from the Company's major software and execution customers as of December 31, 2024 is as follows:

	Revenue	Accounts Receivable
Customer A	18%	-%
Customer B	13%	21%
Customer C	12%	21%
Customer D	10%	-%
Customer E	9%	27%
Customer F	3%	11%

Income Taxes — As a single member limited liability company, the Company is not directly liable for income taxes. Accordingly, federal and state income taxes have not been reflected in the accompanying financial statement.

The Company is in accordance with the terms of FASB Topic 740, Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"), which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statement and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Topic 740, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position as of December 31, 2024, and does not expect any material adjustments to be made. Tax years after 2020 remain subject to U.S. federal and state income tax examinations.

Fair Value of Financial Instruments — The carrying amounts of cash and cash equivalents, the amount due from broker, accounts payable and accrued liabilities approximate fair values because of the short-term maturities and/or liquid nature of these assets and liabilities. Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Due from/to affiliates

Due from/to affiliates represents net fees pursuant to various agreements for services, financing and other fees owing from/to affiliates that provide the Company with services and software that the Company in turn provides to customers.

Balances due from affiliates are offset with balances due to affiliates when; (a) the balances relate to the same affiliate, (b) there is a legally enforceable right to offset the asset and liability, and (c) the Company intends to settle on a net basis.

3. **Related Party Transactions**

In the normal course of conducting its business, the Company is party to various transactions with the Member, the Parent, the Ultimate Parent and affiliates. The following is a summary of those transactions.

The Company entered into trademark license agreements with Refinitiv US Organization, LLC for trademark licensing rights within the United States of America and with Financial and Risk Organization Limited for all other territories. These agreements grant the Company a non-exclusive license to use the trademark for the sole purpose of marketing, promoting, and distributing Refinitiv products. As of December 31, 2024, the outstanding amount due under these agreements was $72,293, which is included in due to affiliates in the accompanying statement of financial condition.

The Company has Distribution agreements with Refinitiv US Organization, LLC and with Financial and Risk Organization Limited. These agreements grant the Company the right to promote, support and distribute all LSEG information and workflow products. As of December 31, 2024, the Company has an outstanding balance due under these agreements of $19,698, which is included in due to affiliates in the accompanying statement of financial condition.

The Company has a services agreement with its Parent for compliance services. As of December 31, 2024, the Company has an outstanding balance due under these agreements of $50,000, which is included in due to affiliates in the accompanying statement of financial condition.

The Company also has a service agreement with Refinitiv US LLC and Refinitiv Hong Kong Limited for consulting services where the Company is charged, proportionally to its revenue share, cost plus ten percent (10%) for direct and indirect operating expenses related to outsourced trading services incurred by Refinitiv US LLC and Refinitiv Hong Kong Limited. As of December 31, 2024, the Company has an outstanding balance due under these agreements of $1,765,932, which is included in due to affiliates in the accompanying statement of financial condition.

As of December 31, 2024, the Company has an outstanding balance of $112,785 due to Refinitiv US LLC for vendor payments made on behalf of Tora Trading Services LLC, which is included in due to affiliates in the accompanying statement of financial condition. The company has a $48,336 net receivable from Tora Trading Services Limited for intercompany cash transfers and vendor payments made on behalf of Tora Trading Services LLC, which is included in due from member in the accompanying statement of financial condition.

Amounts from transactions with affiliates included on the Statement of Financial Condition and Statement of Income at December 31, 2024 consist of the following:

	As of December 31, 2024
Liabilities- due to affiliates	
Refinitiv US LLC	1,489,661
Refinitiv US Org LLC	15,711
Refinitiv Hong Kong Limited	439,056
Financial & Risk Organization Limited	76,280
Total	$ 2,020,708

The Company's operations and financial position could differ from those that would have been attained if these entities were unrelated.

4. **ASSET PURCHASE AGREEMENT**

The Company agreed to sell its business assets to the Parent subject to and on the terms and conditions of an Asset Purchase Agreement dated January 1, 2024. The purchase price agreed upon by the entities was USD 6,387,997. Management determined that the sale of business assets was a common control transaction and accounted for the transaction at carrying value with no gain or loss recognized. The excess purchase price was recognized as a capital contribution. The Following table summarizes assets and liabilities transferred at carrying value effective January 1, 2024.

Assets

Prepaid Expenses	$	13,630
Prepaid Insurance		1,403
Computer Equipment		43,120
Total Assets		58,153

Liabilities

Accounts Payable	(4,449)
Accrued Retention	(1,416,666)
Accrued Options	(118,123)
Accrued PTO	(244,191)
Accrued Commissions	(13,875)
Accrued Expenses	(17,321)
Total Liabilities	(1,814,625)
Net impact of transfer of assets(liabilities)	(1,756,472)
Purchase Price	6,387,997
Contribution from Parent	$ 8,144,469

Tora Trading Services LLC retained the rights to its contracts with customers and the following assets and liabilities were excluded as part of the condition of "carrying on the business as a going concern" as agreed upon in the Asset Purchase Agreement.

Assets

Cash and cash equivalents	$ 4,321,820
Accounts receivables, trade (net of allowance)	1,125,871
Due from member	1,908,833
Prepaid Expense & Other Assets	23,751
Property & Equipment	12,888
Operating lease right-of-use asset	66,768

Liabilities

Accrued Expenses	(331,956)
Due to affiliates	(829,366)
Accrued Compensation	(15,806)
Operating lease liability	(66,768)

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) and CFTC Regulation 1.17 which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2024, the Company's net capital was $11,008,783, which exceeded the minimum requirement by $10,758,783. The Company's ratio of aggregate indebtedness to net capital at December 31, 2024 was 24 to 1.

6. **Compensation**

Vested Stock Options

On the Closing Date of LSEG's acquisition of Tora Holdings, all unexercised options issued under the Tora Holdings 2010 Equity Incentive Plan ("2010 Plan") and the Tora Holdings 2020 Equity Incentive Plan ("2020 Plan") were cancelled, ceased to be outstanding, and ceased to exist. There are no options available for future issuance. The options that were outstanding and vested immediately prior to the cancellation were converted into a net exercise cash payment at the closing merger consideration value which was paid in August 2022.

The unvested portion converted into the right to receive the cash equivalent of the net exercise of the options at the closing merger consideration value, provided the option holder's continued service as an employee or consultant of the Company or a parent or subsidiary through each vesting date. The unvested portion is paid out quarterly. Payments will continue until all unvested cash awards are vested in July 2025.

Retention Awards

The Tora Holdings, Inc. Retention Plan ("Retention Plan") was created in 2022, effective as of the Closing Date of LSEG's acquisition of Tora Holdings. Select employees were invited to participate in the Retention Plan, which sets out individual retention awards and retention dates for each participant. All participants earned 25% of their total retention award as of the Closing Date. The remainder of the retention awards are split into two groups. The first group received the remaining 75% of their retention awards on the first anniversary of the Closing Date. The second group received another 25% of their retention awards on the first anniversary of the Closing Date, and the remaining 50% of their retention awards will be paid on the second anniversary of the Closing Date, August 2024. Receipt of each award is conditioned on the participant's continued service to the Ultimate Parent from the Closing Date through the applicable Retention Date.

7. **Subsequent Events**

The Company evaluated subsequent events through March 25, 2025, the date the financial statement was available to be issued.

* * * * * *